File No. 70-
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------

                                    FORM U-1
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

 (Name of company filing this statement and address for purposes of application)

Energy West, Incorporated
P.O. Box 2229
Great Falls, MT 59403

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------
                            Energy West, Incorporated

                   (Name and addresses of agents for service)

                                   John C. Allen
                  Interim President and Chief Executive Officer
                            Energy West, Incorporated
                                  P.O. Box 2229
                              Great Falls, MT 59403

With copies to:
    Robin Foster                                   M. Douglas Dunn
    Tracy Davis Mackey                             Orlan M. Johnson
    Blackwell Sanders Peper Martin LLP             Milbank Tweed Hadley & McCloy LLP
    2300 Main Street                               1825 Eye Street N.W.
    Suite 1000                                     Washington D.C. 20006
    Kansas City, MO  64108

                                TABLE OF CONTENTS

ITEM 1.   DESCRIPTION

     A.  Introduction and General Request

     B.  Discussion

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

ITEM 4.   REGULATORY APPROVALS

ITEM 5.   PROCEDURE

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

                                       ii

ITEM 1.   DESCRIPTION

         A.       Introduction and General Request

         This Application-Declaration is submitted to obtain an order declaring that Energy West, Incorporated ("Energy West" or "Company") is not a subsidiary company as defined under section 2(a)(8), nor an affiliate as defined under section 2(a)(11) of the Public Utility Holding Company Act of 1935, as amended
("Act").

         B.       Discussion

         Energy West, a Montana corporation, is a regulated public utility, as defined under section 2(a)(7) of the Act, that provides natural gas and propane distribution services to selected markets in Montana, Wyoming and Arizona. The
Company's regulated utility operations involve distribution and sale of natural gas in and around Great Falls and West Yellowstone, Montana and Cody, Ralston
and Meteetse, Wyoming, as well as distribution and sale of propane through underground propane vapor systems in and around Payson, Arizona and Cascade,
Montana.

         The Company also conducts certain non-utility operations, including gas, propane and pipeline operations, through subsidiaries. Energy West's non-utility operations are conducted by three wholly-owned subsidiaries: Energy
West Propane, Inc. ("EWP"); Energy West Resources, Inc. ("EWR"); and Energy West
Development, Inc. ("EWD"). EWP is engaged in the retail sale of bulk propane and the wholesale distribution of propane, primarily in Arizona. EWR markets natural gas to commercial and industrial customers in Montana and Wyoming. EWR also owns a small gas production property in northern Montana. EWD owns a FERC-regulated interstate natural gas pipeline, certain gas gathering systems in Wyoming and
Montana, and small gas production properties in north central Montana.

         On September 19, 2003, the Turkey Vulture Fund XIII, Ltd., an Ohio
limited liability company ("Fund") and Mr. J. Michael Gorman, acting as an organized group (collectively, "Acquirer"), filed Amendment No. 3 to Schedule
13D, pursuant to Rule 13d-101 of the Securities Exchange Act of 1934, reporting the acquisition of shares of common stock, par value $0.15 per share ("Shares")
of Energy West, in the amount of 180,012 Shares and 92,560 Shares, respectively.
Energy West represents that there are 2,594,258 Shares currently outstanding. As a result thereof, the combined acquisition of Shares by the Acquirer total approximately 10.5% of the outstanding Shares of Energy West. The Acquirer's
Amendment No. 1 to Schedule 13D filed with the Commission on August 1, 2003, reported that the Fund had delivered to Energy West a notice that it intended to nominate five individuals for election to Energy West's Board of Directors. The
Acquirer previously stated in its Schedule 13D filed with the Commission on July
24, 2003, that it might propose changed in the capitalization, structure, operations and control of Energy West, including a change in the board of directors or management.

         Under Section 2(a)(7)(A) of the Act, "any company which directly or indirectly owns, controls, or holds with power to vote 10 per centum or more of the outstanding voting securities

of a public-utility company" is presumed to be a holding company(1) and is subject to the registration requirements of the Act unless an exemption from registration is available. The definition of "holding company" requires that there be a "company" owning or holding "voting securities" in sufficient number of a "public utility company" before the company becomes a jurisdictional entity under the Act. A "public utility company" alone is not a jurisdictional entity under the Act but becomes subject to regulation thereunder only as a subsidiary of a holding company.

         Energy West is currently a public utility company that operates in a divisional structure and is not subject to regulation under the Act and had no intention to engage in any transactions that would make it subject to the Act as a holding company, an affiliate or subsidiary company under the Act. However, pursuant to the acquisition by Acquirer of more that 10% of the voting securities of Energy West, the Company may now be a jurisdictional entity.
Therefore, the Company requests that the Commission declare that although the
Acquirer may be a holding company, Energy West is not a subsidiary company because: (1) it is not controlled, directly or indirectly by Acquirer; (2) it is not an intermediary company through which such control of another company is exercised; and (3) the management or policies of Energy West are not subject to a controlling influence by the Acquirer so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that it be subject to the Act.

         Because the Acquirer is not a Montana entity, there would be no valid holding company exemption available under section 3(a) of the Act, and thus,
Acquirer based on its reported acquisition would have to register as a holding company under the Act. Therefore, Energy West requests this exemption pursuant to section 2(a)(8) of the Act because as a result of no action on its own, it would now have the unfair burden of having to incur additional regulatory compliance costs as the subsidiary of a registered holding company. Based on the actions of Acquirer, Energy West may also unintentionally be in violation of a number of financing agreements in which it covenanted (as standard language in most financing documents for utility companies not subject to the Act") that it was not, nor would it engage in transactions to become, a "holding company" an
"affiliate" or "subsidiary company" as defined under the Act. In addition,
Energy

========================================

         (1) The components of the definition of "holding company" are: 1.
Company: A "company" is defined as "a corporation, a partnership, an association, a joint-stock company, a business trust, or an organized group of persons, whether incorporated or not; or any receiver, trustee, or other liquidating agent of any of the foregoing in his capacity as such." 2. Voting securities in sufficient number: A voting security is defined as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company, or any security issued under any trust, agreement, or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such security are presently entitled to vote in the direction or management of the affairs of a company." 3. A public utility company: The definition of "public-utility company" includes both electric and gas utility companies. a. An "electric utility company" is defined as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale, other than sale to tenants or employees of the company operating such facilities for their own use and not for resale." b. A "gas utility company" is defined as "any company which owns or operates facilities used for distribution at retail (other than distribution only in enclosed portable containers, or distribution to tenants or employees of the company operating such facilities for their own use and not for resale) of natural or manufactured gas for heat, light, or power." 4. Person. A Person is defined as an individual or company.

West is currently seeking to restructure existing unsecured debt facilities to better suit its going forward business and operational strategies. This proposed restructuring would be in jeopardy if Energy West is deemed to be an "affiliate"
or "subsidiary company" as defined under the Act.

        WHEREFORE, Energy West respectfully requests that based on the foregoing, the Commission issue an order herein determining that the Company is entitled to the exemption without qualification from the status of a "subsidiary company" provided for by section 2(a)(8) of the Act.

Dated:  September 23, 2003

                            Respectfully submitted,

                            ENERGY WEST, INCORPORATED

                            By:  /s/ John C. Allen
                               -------------------------------
                                 John C. Allen
                                 Interim President & Chief Executive Officer

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

         An estimate of the fees and expenses to be paid or incurred by the
Applicants in connection with the proposed transactions is set forth below:

         Counsel Fees . . . . . . . . . . . . . . . $ to be filed by amendment
         Total . . . . . . . . . . . . . . . . . . .$ to be filed by amendment

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

         Sections 2(a)(8) is considered applicable to the proposed transactions.

         To the extent that the proposed transactions are considered by the
Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.   REGULATORY APPROVALS

         No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

         The Applicants hereby request that there be no hearing on this
Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than October 31, 2003 such notice to specify a date not later than November 24, 2003, by which comments may be entered.

         The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

         Exhibits

            F-1.1  Opinion of counsel

            F-1.2  Past-tense opinion of counsel
                         (to be filed by amendment)

            I-1  Proposed Form of Notice

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

         None of the matters that are the subject of this
Application-Declaration involves a "major federal action" nor do they
"significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The
transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Application-Declaration to be duly signed on its behalf in the City of Great Falls and the State of Montana on the
23rd day of September, 2003.

                            Energy West, Incorporated

                          By /s/ John C. Allen
                             -----------------------------------------
                             John C. Allen
                             Interim President and Chief Executive Officer

Attest:

/s/ JoAnn S. Hogan

Deputy Corporate Secretary

                                  VERIFICATION

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application-Declaration dated September 23, 2003, for and on behalf of Energy West; that he is the Interim President and Chief Executive
Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                     /s/ John C. Allen
                                        --------------------------------------
                                        John C. Allen

Subscribed and sworn to before me
this 23nd day of September, 2003.

/s/ Cheryl Johnson
------------------------------------------------
My commission expires:

Notary Public for the State of Montana
Residing at Great Falls, Montana
My Commission Expires Feb. 21,2006

                                  EXHIBIT F-1.1
                                  File 70-____

                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005

                                September 23, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                        Re: Form U-1 Application-Declaration

Ladies and Gentlemen:

         We refer to the Form U-1 Application-Declaration ("Application") filed by Energy West, Incorporated ("Energy West"), a Montana public utility company not currently subject to regulation under the Public Utility Holding Act of 1935
("Act").

         In the Application, the applicant requests an order declaring that it is not a subsidiary company as defined under section 2(a)(8) of the Act. Energy
West asserts that is should not be a subsidiary company because: (1) it is not controlled, directly or indirectly by Acquirer; (2) it is not an intermediary company through which such control of another company is exercised; and (3) the management or policy of Energy West are not subject to a controlling influence by the Acquirer so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that is be subject to the Act.

            We have examined originals, or copies certified to our satisfaction, of such corporate records of Energy West, certificates of public officials, certificates of officers and representatives of Energy West and other documents as we have deemed it necessary to require as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon representations made by officers of Energy West and other appropriate persons, and statements contained in the Application.

            The opinions expressed below in respect of the requests described in the Application ("Requests for Declaration") are subject to the following assumptions or conditions:

         a.       The Requests for Declaration shall have been duly authorized and approved to the extent required by federal and state law and by the Board of Directors of Energy West;

         b.       The SEC shall have duly entered an appropriate order or orders granting the Application and permitting the Application to become effective with respect to the Requests for Declaration;
                  and

         c.       No act or event other than as described herein shall have
                  occurred subsequent to the date hereof which would change the opinions expressed above.

Based upon the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that the issuance of an order stating that
Energy West is not a subsidiary company will not violate the legal rights of the holders of any securities issued by Energy West.

            We hereby consent to the use of this opinion as an exhibit to the
Application. The opinions set forth herein are issued and expressed as of the date hereof. We do not assume or undertake any responsibility to advise you of changes in either fact or law which may come to our attention after the date hereof.

Very truly yours,

Milbank, Tweed, Hadley & McCloy LLP
MDD

                                       2

Exhibit I-1
================================================================================
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2003

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public
Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
November 24, 2003 to the Secretary, Securities and Exchange Commission, 450 5th
Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Energy West, Incorporated. (70-_____)

        Energy West, Incorported, a Montana corporation, located at P.O. Box 2229, Great
Falls Montana 59403 ("Energy West" or "Company"), a public utility company under the Public Utility Holding Act of 1935 ("Act"), have filed an application-declaration under section 2(a)(8) of the Act.

        Energy West is a regulated public utility, as defined under section
2(a)(7) of the Act, that provides natural gas and propane distribution services to selected markets in Montana, Wyoming and Arizona. The Company's regulated utility operations involve distribution and sale of natural gas in and around
Great Falls and West Yellowstone, Montana and Cody, Ralston and Meteetse,
Wyoming, as well as distribution and sale of propane through underground propane vapor systems in and around Payson, Arizona and Cascade, Montana.

         The Company also conducts certain non-utility operations, including gas, propane and pipeline operations, through subsidiaries. Energy West's non-utility operations are conducted by three wholly-owned subsidiaries: Energy
West Propane, Inc. ("EWP"); Energy West Resources, Inc. ("EWR"); and Energy West
Development, Inc. ("EWD"). EWP is engaged in the retail sale of bulk propane and the wholesale distribution of propane, primarily in Arizona. EWR markets natural gas to commercial and industrial customers in Montana and Wyoming. EWR also owns a small gas production property in northern Montana. EWD owns a FERC-regulated interstate

natural gas pipeline, certain gas gathering systems in Wyoming and
Montana, and small gas production properties in north central Montana.

         On September 19, 2003, the Turkey Vulture Fund XIII, Ltd., an Ohio
limited liability company ("Fund") and Mr. J. Michael Gorman acting as an organized group (collectively, "Acquirer"), filed Amendment No. 3 to Schedule
13D, pursuant to Rule 13d-101 of the Securities Exchange Act of 1934, reporting the acquisitions of shares of common stock, par value $0.15 per share ("Shares")
of Energy West, in the amount of 180,012 Shares and 92,560 Shares, respectively.
Energy West represents that there are 2,594,258 Shares currently outstanding. As a result thereof, the combined acquisition of Shares by the Acquirer total approximately 10.5% of the outstanding Shares of Energy West. The Acquirer's
Amendment No. 1 to Schedule 13D filed with the Commission of August 1, 2003, reported that the Fund had delivered to Energy West a notice that it intended to nominate five individuals for election to Energy West's Board of Directors. The
Acquirer previously stated in its Schedule 13D filed with the Commission on July
24, 2003, that it might propose changes in the capitalization, structure, operations and control of Energy West, including a change in the board of directors or management.

         Under Section 2(a)(7)(A) of the Act, "any company which directly or indirectly owns, controls, or holds with power to vote 10 per centum or more of the outstanding voting securities of a public-utility company" is presumed to be a holding company(2) and is subject to the registration requirements of the Act unless an exemption from registration is available. The definition of "holding company" requires that there be a "company" owning or holding "voting securities" in sufficient number of a "public utility company" before the company becomes a jurisdictional entity under the Act. A "public utility company" alone is not a jurisdictional entity under the Act but becomes subject to regulation thereunder only as a subsidiary of a holding company.

===================================
(2)  The components of the definition of "holding company" are:  1.  Company:
A "company" is defined as a "corporation, a partnership, an association, a joint-
stock company, a business trust, or an organized group of persons, whether incorporated or not; or any receiver, trustee, or other liquidating agent of any of the foregoing in his capacity as such."  2.  Voting securities in sufficient number:  A voting security is defined as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company, or any security issued under any trust, agreement or arrangement whereby a trustee or trustees of agent or agents for the owner or holder of such security are presently entitled to vote in the direction or management of the affairs of a company." 3.  A public utility company:  The definition of "public-utility" includes both electric and gas utility companies.  a. An
"electric utility company" is defined as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale, other than sale to tenants or employees of the company operating such facilities for their own use and not for resale."  b.  A "gas utility company" is defined as "any company which owns or operatess facilities used for the distribution at retail (other than distribution only in enclosed portable containers, or distribution to tenants or employees of the company operating such facilties for their own use and not for resale) of natural or manufactured gas for heat, light, or power."  A Person is defined as an individual or company.

                                       2

         Energy West is currently a public utility company that operates in a divisional structure and is not subject to regulation under the Act as a holding company under the Act and had no intention to engage in any transactions that would make it subject to the Act as a holding company, an affiliate or subsidiary company. However, pursuant to the acquisition by Acquirer of more that 10% of the voting securities of Energy West, the Company may be a jurisdictional entity. Therefore, the Company requests that the Commission declare that although the Acquirer may be a holding company that Energy West is not a subsidiary company because: (1) it is not controlled, directly or indirectly by Acquirer; (2) it is not an intermediary company through

                                       3

which such control of another company is exercised; and (3) the management or policy of Energy West are not subject to a controlling influence by the Acquirer so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that is be subject to the Act.

         Because the Acquirer is not a Montana entity, there would be no valid holding company exemption available under section 3(a) of the Act, and thus,
Acquirer would have to register as a holding under the Act. Therefore, Energy
West requests this exemption pursuant to section 2(a)(8) of the Act because as a result of no action on its own, it would now have the unfair burden of having to incur additional regulatory compliance costs as the subsidiary of a registered holding company and also be in violation of a number of financing agreements in which it covenanted (as standard language in most financing documents for utility companies not subject to the Act") that it was not, nor would it engage in transactions to become, a "holding company" an "affiliate" or "subsidiary company" as defined under the Act. In addition, Energy West is currently seeking to restructure existing unsecured debt facilities to better suit its going forward business and operational strategies. This proposed restructuring would be in jeopardy if Energy West is deemed to be an "affiliate" or "subsidiary company" as defined under the Act.

         The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference.
Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 2003 to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered and will receive a copy of any notice or order issued in this manner.
After said date, the application-declaration, as filed or as it may be mended, may be permitted to become effective.

            For the Commission by the Division of Investment Management,
pursuant to delegated authority.

                                       Jonathan G. Katz
                                            Secretary

                                       4